Exhibit 99.1

YAMANA GOLD ANNOUNCES SECOND QUARTER 2016 RESULTS

TORONTO, ONTARIO, July 28, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or "the Company") is herein reporting its financial and operational results for the second quarter 2016, including total gold production of 313,086 ounces, revenue of $466.5 million, net earnings(1) of $32.9 million or $0.03 per share, and adjusted earnings(1,2) of $5.4 million or $0.01 per share.  Additional highlights are provided below.

In addition, the Company is herein providing an exploration update for its 50% owned Odyssey deposit, which is located east of the main open pit at Canadian Malartic.  The exploration program at Odyssey continues to return positive results and an Inferred Mineral Resource for the Odyssey North zone is expected by year end 2016.  The Company expects to provide an exploration update with further details in the coming weeks on several of its properties, in particular, Chapada, Jacobina, Gualcamayo and C1 Santa Luz.

OPERATIONAL HIGHLIGHTS

•	Total gold production of 313,086 ounces at by-product cash costs(2) and all-in sustaining costs ("AISC")(2) per ounce of $664 and $964, respectively.
•	Silver production of approximately 1.8 million ounces at co-product cash costs and AISC per ounce of $8.50 and $12.31, respectively.
•	Copper production of 23.2 million pounds at co-product cash costs and AISC per pound of $1.80 and $2.43, respectively.

FINANCIAL HIGHLIGHTS

•
Revenue of $466.5 million, an increase of $11.5 million compared to the second quarter of 2015 due to increased gold sales, partly offset by lower silver and copper production and significantly lower realized copper price.

•	Net earnings(1) of $32.9 million or $0.03 per share, an increase of $39.9 million or $0.04 per share compared to the second quarter of 2015.
•	Adjusted earnings(1,2) of $5.4 million or $0.01 per share, an increase of $13.7 million or $0.02 per share compared to the second quarter of 2015.
•	Mine operating earnings of $63.7 million, an increase of $7.5 million compared to the second quarter of 2015.
•	Cash flows from operating activities after net change in working capital(3) of $202.0 million, an increase of $78.6 million compared to the second quarter of 2015.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.	From continuing operations attributable to Yamana equity holders.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q22016.
3.	Includes a $56.0 million payment on the metal purchase agreement with Altius.

•	Cash flows from operating activities before net change in working capital(2,3) of $202.0 million, an increase of $52.7 million compared to the second quarter of 2015.
•	Net free cash flow(2) of $37.4 million, an increase of $15.2 million compared to the second quarter of 2015.
•	General and administrative expenses of $23.6 million, a decrease of $6.2 million compared to the second quarter of 2015.

Key operating and financial statistics for the second quarter 2016 are outlined in the following tables:
KEY STATISTICS
	Three Months Ending Jun 30th		Six Months Ending Jun 30th
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2016	2015	2016	2015
Net earnings/(loss) from continuing operations	32.9	(7.0)	71.4	(142.3)
Per share	0.03	(0.01)	0.08	(0.15)
Adjusted earnings/(loss) from continuing operations	5.4	(8.3)	34.3	(45.8)
Per share	0.01	(0.01)	0.04	(0.05)
Revenue	466.5	455.0	896.8	913.0
Cost of sales excluding depletion, depreciation and amortization	(283.5)	(274.5)	(516.3)	(556.8)
Depletion, depreciation and amortization	(119.3)	(124.3)	(226.8)	(262.2)
Mine operating earnings	63.7	56.2	153.7	94.0
General and administrative expenses	(23.6)	(29.8)	(45.4)	(56.9)
Cash flow from operating activities from continuing operations	202.0	123.4	325.0	137.8
Per share	0.21	0.13	0.34	0.15
Cash flow from operating activities before net change in working capital	202.0	149.3	330.5	245.3
Average realized gold price per ounce	1,267	1,195	1,229	1,206
Average realized silver price per ounce	16.82	16.28	15.85	16.51
Average realized copper price per pound	2.12	2.75	2.12	2.70

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
	2016	2015	2016	2015
Gold produced	313,086	293,707	621,146	592,814
Gold sold	312,356	292,181	612,234	588,348
Silver produced (millions of ounces)	1.79	2.37	3.72	4.85
Silver sold (millions of ounces)	1.78	2.33	3.67	4.77
Copper produced - Chapada (millions of pounds)	23.2	33.6	49.0	60.5
Copper sold - Chapada (millions of pounds)	26.0	31.5	48.7	58.2

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
Gold	2016	2015	2016	2015
Cash costs per ounce	$664	$577	$627	$615
Co-product cash costs per ounce	$699	$705	$652	$702
All-in sustaining costs per ounce	$964	$860	$884	$875
All-in sustaining costs per ounce, co-product basis	$949	$941	$868	$919
Silver	2016	2015	2016	2015
Cash costs per ounce	$7.98	$7.14	$7.70	$7.30
Co-product cash costs per ounce	$8.50	$9.30	$8.09	$8.68
All-in sustaining costs per ounce	$12.31	$11.71	$11.45	$11.35
All-in sustaining costs per ounce, co-product basis	$12.08	$13.12	$11.22	$12.06
Copper	2016	2015	2016	2015
Cash costs per pound of copper - Chapada	$1.80	$1.40	$1.66	$1.58
All-in sustaining costs per pound of copper - Chapada	$2.43	$1.69	$2.12	$1.89

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PRODUCTION BREAKDOWN
	Three Months Ending Jun 30th		Six Months Ending Jun 30th
Gold Ounces	2016	2015	2016	2015
Chapada	17,299	30,172	38,338	52,532
El Peñón	54,123	55,404	110,570	115,931
Canadian Malartic (50%)	72,502	68,441	146,115	136,334
Gualcamayo	40,264	37,558	76,867	83,734
Mercedes	22,948	19,306	47,252	43,576
Minera Florida	24,211	26,298	49,923	54,411
Jacobina	29,002	21,318	58,972	39,908
Pilar	22,806	21,237	44,654	40,390
Fazenda Brasiliero	16,873	13,974	35,397	25,998
RDM (i)	13,058	-	13,058	-
Continuing Operations	313,086	293,708	621,146	592,814
Ernesto/Pau-a-Pique	-	-	-	460
TOTAL	313,087	293,708	621,146	593,274

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
Silver Ounces	2016	2015	2016	2015
Chapada	52,642	72,978	112,157	134,920
El Peñón	1,522,242	2,028,975	3,130,479	4,194,176
Mercedes	103,262	78,932	227,883	192,371
Minera Florida	112,760	191,162	247,036	333,489
TOTAL	1,790,906	2,372,047	3,717,555	4,854,956
(i) For the period from acquisition on April 29, 2016 to June 30, 2016.

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OUTLOOK AND STRATEGY

Since its inception, the Company has taken a portfolio approach to managing its business in which every mine and asset in its portfolio is evaluated based on production, costs, potential and planned returns.  In general, the Company looks at a balance among variables including size and scale, cost, location and opportunity for development and improvement.  In addition, the Company evaluates the amount of management time required by a given asset compared to its inherent value, potential and opportunities associated with the asset.

The Company continues to focus on operational execution, namely tracking or exceeding operational guidance, as it advances efforts to create further value within its portfolio including the ramp up of RDM towards expected steady-state production in early 2017, and development of C1 Santa Luz towards production in 2018 and Cerro Moro earlier that year.  The Company is targeting continuous production growth, and will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile.  The Company will pursue these and other organic production growth opportunities, the latter including Canadian Malartic developments such as Odyssey, the Monument Bay project, Kirkland Lake opportunities and the Deep Carbonates project at Gualcamayo.  Additionally, the Company will pursue internal initiatives to surface value from dormant assets including Agua Rica, Jeronimo, La Pepa, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.

Second quarter operational performance was in line with expectations for all mines except for Chapada.  At Chapada, several factors impacted production including a mechanical failure with its in-pit gyratory crusher and weather related issues which made access to higher grade ores more difficult.  Mine management believed throughout the quarter that the operation would be able to compensate for the disabled in-pit crusher while it was under repair by mining higher grade, softer ores.  These softer ores could be processed directly at the plant, bypassing the in-pit crusher which creates more efficient management for harder and lower grade ores.  However, those higher grade, softer ores required significantly more development work, the access to which was meaningfully delayed because of restrictions created by the adverse weather.  Exacerbating the issue, the in-pit crusher was idled further, as operational management developed and initiated a plan to repair and improve reliability, with the intent of avoiding similar issues in the future.  The in-pit crusher is now operating as expected.  In order to further optimize the in-pit crusher's performance, management is planning to replace the mantle and concave during the next planned maintenance shutdown, scheduled during the fourth quarter.

As a result of the production shortfall in the second quarter, production at Chapada is now expected to be 110 million pounds of copper and 106,000 ounces of gold in 2016.  While the size and scale of Chapada implies that now at full operation, more production is possible, the Company believes the foregoing is a reasonable baseline level of production for 2016.  Production expectations for Chapada remain unchanged for 2017 and 2018.

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On a consolidated basis, the Company continues to be well positioned to deliver on gold and silver production guidance for the full year, based on current assumptions, as other mines have exceeded and continue to exceed expectations. Additionally, second half production for all metals, as customary, is expected to be higher than first half production.

Cash costs were impacted by the anomalous events at Chapada during the quarter and by foreign exchange rates.  Given the strengthening of local currencies, primarily the Brazilian Real, Canadian Dollar and Chilean Peso, as compared to the Company's budgeted assumptions in early 2016, cash costs have increased in the second quarter compared to the first quarter. Some of the cost increases in the second quarter were foreseeable although the local currency strengthened more than anticipated which increased costs more than expected.  The impact from Reais denominated expenditures is partially mitigated as a hedge against the variability of the United States Dollar was executed during the quarter. The Company entered into zero-cost collar contracts totaling 510.0 million Reais with average call and put strike prices of 3.40 and 4.13 respectively.

The Company's cost structure has been impacted by certain local currencies strengthening against budgeted assumptions.  The Company also notes that both spot and analyst consensus foreign exchange rates for the remainder of the year are stronger than the Company's budgeted assumptions, noted below.  Based on actual year-to-date results, the current business plan that includes the revised expectations for Chapada, and using a range of current spot and analyst consensus foreign exchange rates for the remainder of the year, revised cost guidance is as follows:

REVISED 2016 CONSOLIDATED CO-PRODUCT CASH COST AND CO-PRODUCT AISC GUIDANCE
2016	Gold	Silver	Copper
Consolidated co-product cash costs (per oz.) (i)	$635-$675	$ 8.50-$9.00	$1.55 -$1.75
Consolidated co-product AISC (per oz.) (i)	$880- $920	$12.00-$12.50	$1.95-$2.15
2015
Consolidated co-product cash costs (per oz.)	$662	$8.28	$ 1.46
Consolidated co-product AISC (per oz.)	$868	$11.35	$ 1.77
(i) Based on updated spot foreign exchange rate assumptions per below.

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2016 Foreign Exchange Rate Assumptions	Spot	Analyst Consensus	Original Budget
USD-CAD	1.30	1.32	1.35
USD-BRL	3.25	3.45	4.20
USD-ARG	15.00	15.50	15.00
USD-CLP	660.00	680.00	725.00
USD-MXN	18.50	18.70	17.00

The Company remains committed to balance sheet and cost improvements.  Efforts to decrease net debt by at least $300 million by the end of 2017 continue. The debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term with a total of $113 million scheduled debt payments by the end of 2017.  The Company continues to target a Net Debt/EBITDA ratio of between 1.5 to 2.0 times, which it believes to be prudent financial policy and planning.

The Company expects to achieve its target debt levels through organic generation of cash flow from the growing production profile in the second half of the year, underpinned by higher prevailing gold prices that have improved to an average of $1,260 per ounce during quarter.  Further improvements in the gold price, as evidenced during July of 2016 with the average monthly price in excess of $1,335 per ounce, will advance and accelerate these goals.  The following table provides a summary of Net Free Cash Flow during the period:

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
(In millions of United States Dollars)	2016	2015	2016	2015
Cash flows from operating activities of continuing operations	$202.0	$123.4	$325.0	$137.8
Less: Advance payments on metal purchase agreement	(56.0)	-	(64.0)	-
Less: Non-discretionary items
Sustaining capital expenditures	(76.8)	(64.7)	(126.5)	(114.6)
Interest and finance expenses paid	(31.8)	(36.5)	(48.8)	(54.9)
Net free cash flow	$37.4	$22.2	$85.7	$(31.7)

Net Free Cash Flow increased by over 68% compared to the same quarter of 2015 and is expected to increase in the second half of the year, strengthening the balance sheet and reducing net debt.  This will position the Company for the anticipated increase in expansionary capital as a result of the construction expenditures budgeted for Cerro Moro, in 2017.  In 2018, the expected commissioning of Cerro Morro will start to add to the operating and free cash flows of the Company.

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SECOND QUARTER FINANCIAL AND OPERATIONAL RESULTS

Financial results for the three months ended June 30, 2016
Net earnings from continuing operations attributable to Yamana equity-holders for the three months ended June 30, 2016 were $32.9 million or $0.03 per share basic and diluted, compared to net loss of $7.0 million or $0.01 per share basic and diluted for the three months ended June 30, 2015.  Earnings for the period were higher due to higher gold sales and prices, partly offset by lower sales of silver and copper, lower realized metal prices for copper and due to lower depletion, depreciation and amortization ("DDA").

Adjusted earnings (a non-GAAP measure, see Section 13) from continuing operations were $5.4 million or $$0.01 per share for the three months ended June 30, 2016, compared to adjusted loss of $8.3 million or $0.01 per share for the same period of 2015.  Mine operating earnings for the three months ended June 30, 2016 were $63.7 million, compared to $56.2 million for the same period in 2015.

Income tax recovery for the three months ended June 30, 2016 was $32.9 million, compared to an income tax recovery of $25.1 million for the same period in 2015. Income tax recovery for the period includes a $38.8 million unrealized foreign exchange gain in tax.

Revenue for the three months ended June 30, 2016 was $466.5 million, compared to $455.0 million in the same period of 2015 resulting from increased gold sales, by lower silver and copper sales, and a significantly lower price for copper. Revenue for the second quarter was generated from the sale of 312,356 ounces of gold, 1.8 million ounces of silver and 26.0 million pounds of copper.  This compares to sales of 292,181 ounces of gold, 2.3 million ounces of silver and 31.5 million pounds of copper for the three months ended June 30, 2015.

The average realized price of gold for the quarter was $1,267 per ounce compared to $1,195 per ounce for the same quarter in 2015, or 6% higher and the average realized silver price was $16.82 per ounce compared to $16.28 per ounce for the same quarter in 2015, or 3% higher.  The average realized price of copper was $2.12 per pound compared to the $2.75 per pound for the second quarter in 2015, or 23% lower.

Cost of sales excluding depletion, depreciation and amortization for the three months ended June 30, 2016 was $283.5 million, compared to $274.5 million for the same period in 2015.  Cost of sales excluding DDA for the second quarter was higher than that of the same period in 2015 reflecting increased volume of gold sales, partly offset by lower silver and copper sales volume and the devaluation of foreign currencies of countries in which the Company operates.

DDA expense for the three months ended June 30, 2016 was $119.3 million, compared to $124.3 million for the same period of 2015.  DDA expense was lower than the comparative period due to lower silver and copper sales volume and reflecting lower asset book values due to the impairment charges recorded in the fourth quarter of 2015, a portion of which related to producing properties. This is partly offset by higher gold production and the DDA associated with the newly acquired RDM mine.

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Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $63.7 million for the three months ended June 30, 2016, compared to $88.3 million for the same period in 2015:

•	General and administrative expenses were $23.6 million, 20% lower compared to $29.8 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company.

•
Exploration and evaluation expenses were $5.3 million, compared to $4.0 million for the same period in 2015.  Higher exploration and evaluation expenses, relative to 2015, are the result of higher district exploration with an end goal of mineral reserve and mineral resource expansion, particularly at El Peñón.

•
Other expenses were $6.2 million, compared to $10.0 million for the same period of 2015.  Other expenses in 2015 include an equity loss from associate of $6.6 million with no current period comparative balance.  Additionally, other expenses in the current period also reflect a mark-to-market loss on the DSUs following the increase in share price, offset by a mark-to-market gain on the warrants received as part of the Sandstorm metal sales agreement.

•
Net finance expense was $28.6 million, compared to net finance expense of $44.5 million for the same period in 2015.  Lower net finance expense is mainly due to a predominately non-cash unrealized foreign exchange loss of $9.7 million, compared to a loss of $22.3 million for the comparative period in 2015 and lower interest expense on long-term debt.

Operating Results for the three months ended June 30, 2016

Gold production for the second quarter of 2016 was higher than the comparative period in 2015, higher than the first quarter of 2016 and in line with expectations at all mines except at Chapada.  At Chapada, several factors impacted production including a mechanical failure with its in-pit gyratory crusher which is now repaired and weather related issues that made access to higher grade ores more difficult.

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Gold
Second quarter production was 313,086 ounces of gold, higher by 7%, compared to 293,707 ounces of gold produced in the second quarter of 2015.  Individual mine quarterly results represent increases over the second quarter of 2015 including an increase of 36% at Jacobina, 19% at Mercedes, 7% at Gualcamayo, 6% at Canadian Malartic, 7% at Pilar and 21% at Fazenda Brasileiro, in addition to the 13,058 ounces from the recently acquired RDM.  These increases were partly offset by decreases at Chapada of 43% and Minera Florida of 8%.

Notable increases in production from the previous quarter in 2016 include increases of 10% at Gualcamayo and 4% at Pilar.

Cash costs from continuing operations for the second quarter of 2016 averaged $664 per ounce of gold, compared to $577 per ounce of gold in the second quarter of 2015.  Cash costs were 15% higher than the comparative period in 2015 due to lower by-product copper credit as a result of significantly lower copper prices and lower quantities sold, partly offset by higher gold production and the devaluation of local currencies.  Co-product cash costs from continuing operations for the second quarter were $699 per ounce of gold, compared to $705 per ounce of gold for the second quarter of 2015, representing a 1% decrease.

All-in sustaining costs from continuing operations ("AISC") were $964 per ounce of gold, higher by 12% compared to $860 per ounce of gold in the second quarter of 2015.  On a co-product basis, AISC from continuing operations were $949 per ounce of gold for the second quarter, compared to $941 per ounce of gold for the second quarter of 2015, representing a 1% increase.  AISC increased, compared to the first quarter of 2016, due to higher anticipated sustaining capital expenditures and mine development, in line with plans, and the appreciation of certain currencies in the jurisdictions in which the Company operates.  AISC were higher than co-product AISC due to a decrease in copper margins and the planned higher sustaining capital expenditures associated with copper, both of which negatively impacted by-product credits.  The decrease in copper margins was a result of lower prices and the additional costs related to the anomalous second quarter production and costs at Chapada.

Silver

Second quarter silver production was 1.8 million ounces, compared to the 2.4 million ounces in the same quarter of 2015.  Mine sequencing at certain locations continues to extract from areas with lower silver grades.  Production was in line with expectations for silver.  Continuing improvements at Mercedes also resulted in higher than expected silver production which was 31% higher, compared to the second quarter of 2015.

Cash costs for the second quarter of 2016 were $7.98 per ounce of silver, representing an increase over the $7.14 per ounce of silver in the second quarter of 2015.  However, cash costs on a co-product basis for the second quarter were $8.50 per ounce of silver, compared to $9.30 per ounce of silver in the second quarter of 2015 or 9% lower.  Co-product cash costs per ounce of silver were also 10% lower during the quarter, compared with the first quarter of 2016.  Cash costs for silver were lower due to the lower cost allocation to silver based on the relative production contribution between gold and silver during the period at El Peñón and Minera Florida.

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Copper

Total copper production for the second quarter of 2016 was 23.2 million pounds, compared to 33.6 million pounds for the same period of 2015 impacted by the poor weather conditions and the unplanned shutdown of the primary gyratory crusher during the quarter at Chapada.

Co-product cash costs per pound of copper were $1.80 per pound from the Chapada mine, compared to $1.40 per pound of copper in the first quarter of 2015, representing a 29% increase.

Chapada, Brazil

At Chapada, several factors impacted production including a mechanical failure with its in-pit gyratory crusher and weather related issues which made access to higher grade ores more difficult.  Mine management believed throughout the quarter that the operation would be able to compensate for the disabled in-pit crusher while it was under repair by mining higher grade, softer ores.  These softer ores could be processed directly at the plant, bypassing the in-pit crusher which creates more efficient management for harder and lower grade ores and is less effective with softer, oxidized ore with a higher moisture content.  However, those higher grade, softer ores required significantly more development work, the access to which was meaningfully delayed because of restrictions created by the adverse weather.   Exacerbating the issue, the in-pit crusher was idled further, as operational management initiated a plan to repair and improve its performance, with the intent of avoiding similar issues in the future.  The in-pit crusher is now operating as expected.  In order to further optimize the in-pit crusher's performance, operational management is planning to replace the mantle and concave during the next planned maintenance shutdown, scheduled during the fourth quarter.  Development work is progressing normally.

Chapada produced 17,299 ounces of gold and 52,642 ounces of silver for the second quarter of 2016, compared to 30,172 ounces of gold and 72,978 ounces of silver in the second quarter of 2015.  Co-product cash costs were $521 per ounce of gold and $3.81 per ounce of silver in the second quarter of 2016, compared to $324 per ounce of gold and $2.97 per ounce of silver in the second quarter of 2015.

Changes to the flotation circuit including modifications to the flow chart were completed in the second quarter as planned and are expected to improve recoveries for copper and gold to more than 78% and 56%, respectively for the second half of the year.  During July, recoveries had a steady increase over the second quarter, and trended up from the first half the year level of 74.2% and 51.8% respectively.  In the last two weeks of July, average recoveries for copper and gold were 83% and 56% respectively.

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Operation of the primary gyratory crusher is now normalized, resulting in the processing of higher grade ore and decreasing reliance on stockpiles.  As a result of the production shortfall in the second quarter, the crushing circuit back to nameplate capacity and the positive impacts of initiatives to improve recoveries, full year 2016 production at Chapada is now expected to be at or above 106,000 ounces of gold and 110 million pounds of copper.  As the Company begins to see the improvements in the operation of the gyratory crusher and benefits from planned recovery improvements, there is a possibility that the mine may perform over and above this nominal guidance   Production expectations and guidance for 2017 and 2018 remain unchanged. Due to the aforementioned remediations and improvements that have occurred early in the third quarter, the items that affected production for the period are not expected to continue or impact the production for the upcoming years.

The Company continues to advance plans for a study at Suruca, which updates historical technical work to current economic inputs, which is expected to be completed in the first half of 2017, with start-up of production targeted now for the first quarter of 2019, rather than 2021.  Suruca is expected to add additional gold production at Chapada in the range of 45,000 to 60,000 ounces per year.

Cash costs and all-in sustaining cash costs for the second quarter, compared to the same quarter of 2015 were impacted by the lower production and higher waste movement costs.  Cash costs were also impacted by lower by-product copper credit as a result of significantly lower copper prices and lower quantities sold.

Chapada produced 38,338 ounces of gold and 112,157 ounces of silver in the first half of 2016, compared to 52,532 ounces of gold and 134,920 ounces of silver in the same period of 2015.  Cash costs were $47 per ounce of gold and negative $9.73 per ounce of silver in the first half of 2016, compared to negative $606 per ounce of gold and negative $46.1 per ounce of silver in the same period of 2015.

Copper production was 23.2 million pounds in the second quarter of 2016, compared to production of 33.6 million pounds of copper in the same quarter of 2015.  Co-product cash costs for copper were $1.80 per pound in the second quarter of 2016, compared to $1.40 per pound in the same quarter in 2015.  For the first half of the year, copper production was 49.0 million pounds, compared to production of 60.5 million pounds of copper in the same period of 2015.  Co-product cash costs for copper were $1.66 per pound in the first half of 2016, compared to $1.58 per pound in the same period in 2015.

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El Peñón, Chile

El Peñón continues to be positioned to meet production guidance for the full year as it focuses on improving operational efficiency and near mine exploration, despite unanticipated poor ground conditions at Orito and lower grades in narrow vein areas which resulted in lower production at El Peñón during the second quarter.  Lower gold production in the second quarter, compared to the second quarter of 2015 was caused by lower throughput, partly offset by higher recovery.  Lower silver production, compared to the second quarter of 2015 was anticipated due to lower planned feed grade.  Compared to the first quarter of 2016, production for both gold and silver was lower due to the aforementioned delay in ore production from the stopes of Orito.

Mine development increased significantly compared to the first quarter, in line with the mine plan, as additional metres were needed to support production from narrow vein areas.  Mine development metres improvements continued with an over 13% increase compared to the base line at the beginning of the year.  Other improvement initiatives in the mine continue to advance, including a review of the mining method and mineral reserves with the objective of improving ore recovery and dilution in the narrow veins areas.

El Peñón produced 54,123 ounces of gold and 1.5 million ounces of silver in the second quarter of 2016, compared to 55,404 ounces of gold and 2.0 million ounces of silver in the same period of 2015.  Cash costs were $686 per ounce of gold and $8.54 per ounce of silver in the second quarter of 2016, compared to $658 per ounce of gold and $9.21 per ounce of silver in second quarter of 2015.

Cash costs for gold were impacted by lower production, compared to the second quarter of 2015, offset by cost reductions implemented and the devaluation of the Chilean Peso.  Cash costs for silver were lower due to the lower cost allocation to silver based on the relative production contribution between gold and silver during the period.

El Peñón produced 110,570 ounces of gold and 3.1 million ounces of silver in the first half of 2016, compared to 115,931 ounces of gold and 4.2 million ounces of silver in the same period of 2015.  Cash costs were $635 per ounce of gold and $8.10 per ounce of silver in the first half of 2016, compared to $626 per ounce of gold and $8.56 per ounce of silver in same period of 2015.

Canadian Malartic (50% interest), Canada

At Canadian Malartic, second quarter production results met expectations and continue to position the operation to deliver on full year guidance.  Second quarter production exceeded the second quarter of 2015 by 6%, resulting from higher throughput as the mill averaged 55,481 tonnes per day, which is a quarterly record.  Total mill throughput in the first half of the year was also a record totalling, 9,809,278 tonnes (at 100%), mainly attributable to the optimization of planned maintenance shutdowns.  Slightly lower feed grade compared to the second quarter of 2015 is due to mining less tonnes from the higher grade north zone. Mining from the higher grade north zone is expected to increase during the third quarter in line with the mining sequence.

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In the second quarter of 2016, Canadian Malartic produced 72,502 ounces of gold on a 50%-basis, compared to 68,441 ounces of gold in the second quarter of 2015.  Cash costs were $621 per ounce of gold in the second quarter, compared to $609 per ounce in the second quarter of 2015.

Cash costs in the second quarter were 2% higher than the second quarter of 2015 resulting from higher contractor costs, partly offset by higher production and the devaluation of the Canadian Dollar.

Canadian Malartic produced 146,115 ounces of gold on a 50%-basis at cash costs of $589 per ounce in the first half of 2016, compared to 136,334 ounces of gold at cash costs of $621 for the same period of 2015.

Canadian Malartic is continuing to evaluate opportunities with a focus on cost and production improvements within the mine and processing plant.  In order to increase mining from the higher-grade north zone, a new remote shovel was commissioned at the end of the second quarter, and has since provided more operational stability with higher grade ore from the north zone. As at the end of July, 2016, feed grade has averaged 1.05 g/t and it is expected to be at this level for the remainder of the year.  In addition to optimizing planned maintenance shutdowns, a new secondary crusher configuration for increased SAG capacity and process improvements at the main crusher contributed to the record year-to-date throughput performance.  The Company is also continuing to evaluate opportunities to optimize the returns from this cornerstone asset, including the opportunities available from the Odyssey project.

Gualcamayo, Argentina

Gualcamayo continued its strong performance in the second quarter and exceeded expectations, well positioning it to meeting both annual production expectations and costs targets.  Increased production is expected to continue in the following periods, according to plan, due to higher grades in the second half of the year and supported by higher throughput from the build-up of ore inventory placed on the leach pad and the ramp-up of the sub-level caving in the underground mine, which is progressing into higher grade areas.  Production increased quarter-over-quarter as expected and was higher than the second quarter of 2015 by 7%, due to higher throughput and recoveries from inventories, partly offset by lower feed grades, in line with mine sequencing and as a result of the unexpected rain, snow and fog during the second quarter.

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In the second quarter of 2016, Gualcamayo produced 40,264 ounces of gold, compared to 37,558 ounces of gold in the same quarter of 2015.  Cash costs were $828 per ounce of gold in the second quarter of 2016, compared to $818 per ounce of gold in the second quarter of 2015.

Cash costs were slightly higher in the second quarter of 2016, compared to the second quarter of 2015, due to local inflationary pressures on manpower related costs and camp services partly offset by the devaluation of the Argentinian Peso and reductions in external mine contractors. Cash cost were higher than the first quarter of 2016, due to higher consumption rate of reagents to improve recoveries.

Gualcamayo produced 76,867 ounces of gold in the first half of 2016, compared to 83,734 ounces of gold in the same period of 2015. Cash costs were $814 per ounce of gold in the first half of 2016, compared to $783 per ounce of gold in the same period of 2015.

The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces.  The project has advanced with the detailed review of a number of mining method alternatives to improve the capital spend profile as well as seeking to  identify  an economically viable arsenic abatement process.  The mining consultants have completed their optimization work on three throughput scenarios, and the work of the Arsenic specialist has also been completed. The development of the economic model is progressing using the outputs received from the aforementioned technical review process. The mineralization is open in almost every direction and continued exploration is expected to improve the project economics.  The results of the aforementioned work will be evaluated during the course of 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study later in the year.

Mercedes, Mexico

Mercedes continued to deliver improved performance during the second quarter of 2016, resulting from the revised mine plan along with operational improvements and revisions to the mine's cost structure.  Mercedes is also exploring initiatives that are expected to positively impact the mining rate.  At the processing plant, Mercedes began commissioning an oxygen injection system targeting to increase recoveries for gold by 1% and silver by 4%, beginning in the fourth quarter.  With a continued focus on business optimization and operating efficiencies, Mercedes is well positioned to continue delivering on expectations in the second half of 2016.

In the second quarter of 2016, Mercedes produced 22,948 ounces of gold and 103,262 ounces of silver, compared to 19,306 ounces of gold and 78,932 ounces of silver in the same quarter of 2015.  Cash costs were $720 per ounce of gold and $9.05 per ounce of silver in the second quarter of 2016, compared to $1,033 per ounce of gold and $14.56 per ounce of silver in the same quarter of 2015.

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Gold and silver production in the second quarter were higher, compared to the second quarter of 2015 by 19% and 31%, respectively.  Increased production was due to significantly higher gold and silver grades and impacted positively by higher recoveries. Second quarter production is lower than the first quarter of 2016, consistent with the mine plan.

Lower cash costs compared to the second quarter 2015 are attributed to the devaluation of the local currency and the benefits from the cost control initiatives, in addition to higher grades and recoveries.

Mercedes produced 47,252 ounces of gold and 227,883 ounces of silver in the first half of 2016, compared to 43,576 ounces of gold and 192,371 ounces of silver in the same period of 2015. Cash costs were $676 per ounce of gold and $8.61 per ounce of silver in the first half of 2016, compared to $925 per ounce of gold and $12.58 per ounce of silver in the same period of 2015.

Minera Florida, Chile

At Minera Florida, gold and silver production were in line with plan and production is expected to increase over the remainder of 2016. Higher production is expected in the second half of the year from higher planned throughput at both plants, reducing overall costs.

Lower gold production, compared to the second quarter of 2015, was due to lower throughput partly offset by higher grade.  Silver production was also impacted by lower throughput in addition to feed grades and recoveries. Minera Florida experienced severe weather in the beginning of the second quarter impacting production and ore haulage at the mine and the tailings reprocessing facilities.

In the second quarter of 2016, Minera Florida produced 24,211 ounces of gold and 112,760 ounces of silver, compared to 26,298 ounces of gold and 191,162 ounces of silver in the same quarter of 2015.  Cash costs were $785 per ounce of gold and $9.70 per ounce of silver in the second quarter of 2016, compared to $748 per ounce of gold and $10.45 per ounce of silver in the same quarter of 2015.

Higher cash costs for gold compared to the second quarter of 2015 was due to lower production, partly offset by cost reduction initiatives and the depreciation of the Chilean Peso.  Cash costs for silver were lower due to the lower cost allocation to silver based on the relative production contribution between gold and silver during the period.

Minera Florida produced 49,923 ounces of gold and 247,036 ounces of silver in the first half of 2016, compared to 54,411 ounces of gold and 333,489 ounces of silver in the same period of 2015. Cash costs were $758 per ounce of gold and $9.67 per ounce of silver in the first of 2016, compared to $739 per ounce of gold and $10.11 per ounce of silver in the same period of 2015.

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Progress on reducing down time in the underground mine, in addition to the initiatives relating to the processing plant to improve metal recoveries continued during the second quarter with the results of these efforts expected to be realized in the second half of the year.

Jacobina, Brazil

Jacobina continued to exceed expectations in the second quarter with further improvements in production and costs.  Consistent with the mine plan, development and production from higher grade areas continued to advance.  Jacobina is well positioned to meet or exceed annual production expectations given the flexibility available to increase throughput and grade.

In the second quarter of 2016, Jacobina produced 29,002 ounces of gold, compared to 21,318 ounces of gold in the same quarter of 2015.  Cash costs were $714 per ounce of gold in the second quarter of 2016, compared to $988 per ounce of gold in the second quarter of 2015.

Production in the second quarter of 2016 exceeded the second quarter of 2015 by 36% as the mine benefited from higher throughout and feed grade. Cash costs in the second quarter were lower compared to the second quarter of 2015 by 28%, due to higher production and the devaluation of the Brazilian Real, which also positively impacted the AISC.

Jacobina produced 58,972 ounces of gold in the first half of 2016, compared to 39,908 ounces of gold in the same period of 2015. Cash costs were $626 per ounce of gold in the first half of 2016, compared to $980 per ounce of gold in the same period of 2015.

Pilar, Brazil

Pilar had another record quarter for production in the second quarter of 2016, producing 22,806 ounces of gold, which is 7% higher than the 21,237 ounces in the same period of 2015 and higher than the previous record in the first quarter of 2016.  Higher production was the result of the contribution of production from Maria Lazarus, which commenced production in August 2015, and higher feed grades and recoveries.  Pilar is on track to meet production guidance of 85,000 to 90,000 ounces in 2016.

Cash costs were $679 per ounce of gold in the second quarter of 2016, compared to $772 per ounce of gold in the second quarter of 2015.  Cash costs were favourably impacted by the higher production, feed grade and recoveries.

Pilar produced 44,654 ounces of gold in the first half of 2016, compared to 40,390 ounces of gold in the same period of 2015. Cash costs were $656 per ounce of gold in the first half of 2016, compared to $804 per ounce of gold in the same period of 2015.

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Fazenda Brasileiro, Brazil

At Fazenda Brasileiro, in the second quarter production was 21% higher and cash costs were 11% lower compared to the second quarter of 2015.  Fazenda Brasileiro produced a total of 16,873 ounces of gold, compared to 13,974 ounces of gold in the same quarter of 2015.  Cash costs were $726 per ounce of gold in the second quarter, compared to $820 per ounce of gold in the second quarter of 2015.  Improved production and cash costs in the quarter were the result of increased throughput, feed grades and recoveries.  Fazenda Brasileiro is on track to meet production guidance of 63,000 to 68,000 ounces in 2016.

Fazenda Brasileiro produced 35,397 ounces of gold in the first half of 2016, compared to 25,998 ounces of gold in the same period of 2015. Cash costs were $627 per ounce of gold in the first half of 2016, compared to $824 per ounce of gold in the same period of 2015.

Riacho dos Machados ("RDM"), Brazil

RDM is an open-pit gold mine with a CIL processing plant located in Minas Gerais State, Brazil. The project was acquired by the Company through the acquisition of MRDM on April 29, 2016.  Production from the closing date of the acquisition of April 29, 2016 to June 30, 2016 was 13,058 ounces of gold and co-product cash costs were $807 per ounce.

The Company believes that there is good potential to refine and improve the current RDM mining operation.  Studies are currently underway to fully explore opportunities for optimization of the asset.  Among the efforts toward that optimization, a water storage facility is planned to be built this year to allow for consistent and sustained production at RDM as the primary constraint to full scale mine and plant operation is limited water availability.  Current production is expected to be approximately 55,000 ounces in 2016, with the portion attributable to the Company expected to be approximately 30,000 ounces.

The Company has two potential sources for obtaining water in 2017 and beyond. The first of which is the temporary pumping of water from a nearby creek during the rainy season to existing water storage areas in the tailing impoundment to satisfy 2017 requirements, and the second is the construction of the permanent water dam and reservoir.  The Company is advancing both options concurrently and is considering the postponement of the construction of the water dam into 2017, which would defer required capital of construction in 2016, thereby improving the cash flow of RDM for 2016.  With the resolution of past water shortfalls, production is expected to increase to an annual average of 100,000 ounces per year.

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RDM increases the Company's production profile in a mining-friendly jurisdiction and is expected to contribute to cash flow and net free cash flow.  The acquisition provides mineral reserve growth and a mineral resource base with additional growth potential.  Updated future guidance will be provided early in 2017.

CONSTRUCTION AND DEVELOPMENT

Cerro Moro, Argentina

Cerro Moro is a high grade gold and silver deposit, currently in the development stage and with expected planned production in early 2018. At which time, Cerro Moro will begin having a positive impact on the Company's cash flow.

Following the formal decision to proceed with the construction of Cerro Moro in 2015 and the updated project parameters with respect to timing and capital investment, the 2016 work program includes the ramp-up of site construction activities, the continuation of detailed engineering, as well as the advancement of underground mining in order to gain a better understanding of in-situ mining conditions.  The Company is controlling planned expenditures, which for 2016 are expected to be approximately $53 million leaving $224 million in total for 2017 and 2018, with the majority of the expenditures to be spent predominantly in 2017, which continues to reflect the previously reported execution schedule.  This approach allows for further exploration drilling in order to increase the size of the Cerro Moro mineral resources, in addition to improving the current mineral resource categorization.  The Company believes that the Cerro Moro project also offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property.  This will serve to significantly improve the returns and value from this high grade project.

The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining.  The feasibility study is based on annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, with annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver over an initial 6 year mine life at a throughput of 1,000 tonnes per day.  The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

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During the second quarter, the Company continued to show good progress on its development objectives.  The Company has completed 325 metres of total planned underground development for 2016 of 617 metres, which positions the Company ahead of schedule providing additional time to develop the competency for underground mining in the local workforce.  Ramp-up of site construction continues safely with bulk earthworks nearing completion and the concrete contractor having mobilized to site.  Consistent with the base-line plan, detailed engineering progress is 73% complete and advancing to a target of 85% by the end of the year. This increases the comfort level on the construction process and details related to the plant eliminating ambiguities in construction schedule and potential delays.  Procurement progress is also tracking well, upgrade of existing mine truck facility advanced, and phase 2 construction camp installation as well as tailings dam design were concluded.

CANADIAN MALARTIC ODYSSEY EXPLORATION UPDATE

The Odyssey deposit is located approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit in northwestern Quebec.  The Canadian Malartic property is owned and operated by the Canadian Malartic General Partnership, in which Yamana and Agnico Eagle Limited ("Agnico Eagle") each have an indirect 50% ownership interest.  The Odyssey target represents an entirely new mineralized structure that was not previously considered in the valuation when Canadian Malartic was acquired.

Since the asset was acquired in June 2014, drilling and geologic understanding of the Odyssey deposit have advanced and continue to support the potential of the deposit.  The Odyssey deposit appears to have similarities to Agnico Eagle's Goldex deposit in terms of grade and potential amenability to underground bulk mining.  Additional drilling and economic studies are on-going to better assess these opportunities.

An initial 2016 budget of C$8.0 million (on a 100% basis) was approved to conduct approximately 60,000 metres of drilling to infill and expand the known mineralized zones on the Odyssey deposit.  A supplemental budget increase of C$5.5 million (on a 100% basis) was recently approved, which will expand the total 2016 program to approximately 95,000 metres of core.  To the end of June, 53,417 metres in 57 holes have been completed, with nine core rigs currently active on site.

Odyssey Overview

The Odyssey zone is composed of multiple mineralized bodies spatially associated with a porphyritic intrusion, "Porphyry 12", close to the contact of the Pontiac Group sediments and the Piché Group of volcanic rocks.  They are grouped into two elongated zones—the Odyssey North and Odyssey South zones—that strike east-southeast and dip steeply south.  Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometres.  Odyssey South has a strike length of 0.5 kilometres, and has been located between approximately 200 and 550 metres depth.

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Gold occurs preferentially along lithological contacts but also within the porphyry.  The Odyssey mineralization appears to be controlled by structures associated with the Sladen Fault or its splay.  The gold mineralization is associated with an alteration halo of feldspar-hematite-sericite and local silica with 1-3% disseminated pyrite.  Grades are in the range of 1.5 to 3.0 g/t gold, but higher grades are observed locally as coarse visible gold within quartz veins, stockwork and silicified breccia zones.

Selected drill results and hole coordinates from 2014 to 2016 Odyssey drilling are highlighted in the tables below.  Drill hole collars are also shown on the Odyssey Deposit Local Geology Map.  All intercepts reported for the Odyssey project show capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Odyssey North and Odyssey South zones are presented in Table 1 below.

Table 1:
Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
ODY11-2404***	North	1,223.0	1,333.2	1,136	78.1	3.66	3.06
ODY14-2480	South	546.0	587.7	480	41.1	2.55	2.55
ODY14-2480***	North	1,111.0	1,124.5	936	10.6	4.64	4.64
ODY14-2480A	North	1,056.0	1,065.9	838	8.6	2.46	2.46
ODY14-2482***	North	1,163.4	1,169.3	996	4.7	9.61	9.61
ODY14-2483***	North	1,170.0	1,212.5	988	33.0	2.37	2.37
ODY14-2486***	North	1,205.5	1,224.1	959	16.8	2.29	2.29
ODY14-2491BExt	South	518.9	533.8	471	14.6	5.44	5.44
and	North	1,165.7	1,185.0	1,034	13.6	1.60	1.60
ODY14-2492Ext	North	1,188.2	1,211.0	988	18.3	5.22	5.04
including		1,196.6	1,204.7		6.5	10.22	9.73
ODY14-2493Ext	North	1,261.5	1,281.2	1,151	13.4	3.81	3.81
ODY15- 2494Ext	North	1,298.9	1,324.0	1,213	15.6	3.31	3.31
including		1,308.4	1,315.8		4.6	6.92	6.92
ODY15-2495	South	520.6	537.8	449	17.3	2.73	2.73

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ODY15-2498	South Contact	367.9	384.0	272	12.3	2.50	2.50
ODY15-2500	North	1,148.5	1,157.8	998	7.3	2.16	2.16
ODY15-5003	South Contact	344.8	360.4	292	13.4	2.28	2.28
ODY15-5004	North	1,309.0	1,334.0	1,139	18.4	2.13	2.13
including		1,319.5	1,328.2		6.4	3.73	3.73
ODY15-5007	North	1,359.0	1,377.0	1,104	14.8	2.22	2.22
including		1,368.9	1,375.5		5.4	4.62	4.62
ODY15-5008	South	436.9	452.9	340	15.8	3.36	3.36
including		436.9	445.4		8.4	4.62	4.62
ODY15-5010	North	1,222.9	1,232.8	1,000	7.8	2.55	2.55
ODY15-5023	South	529.0	547.5	410	17.5	1.63	1.63
ODY15-5024	North	1,153.0	1,166.2	899	11.2	5.12	5.12
ODY15-5025	North	1,129.3	1,144.5	936	12.2	2.25	2.25
ODY15-5026	South	463.5	474.8	316	11.3**	3.52	3.52
including		466.0	474.8		8.8**	4.13	4.13
ODY15-5029	North	1,036.2	1,042.6	781	5.6	2.83	2.83
ODY16-5033	South	473.9	491.5	427	17.6	1.50	1.50
ODY16-5039	North	1,355.5	1,398.3	1138	33.5	2.63	2.63
including		1,380.8	1,393.6		10.0	4.63	4.63
ODY16-5040A	North	1,236.8	1,268.0	1,018	27.7	1.93	1.93
including		1,258.4	1,268.0		8.5	3.50	3.50
ODY16-5042	North	995.5	1019.5	822	18.4	1.11	1.11
ODY16-5043	North	1,380.0	1,388.0	1,236	5.4	3.40	3.40
ODY16-5044	North	1,404.2	1,417.8	1,299	8.6	1.95	1.95
ODY16-5051	North	1,260.2	1,285.5	1,135	17.8	1.76	1.76
ODY16-5054	North	1,312.5	1,366.8	1,234	33.2	1.54	1.54
* Holes at the Odyssey deposit use a capping factor of 20 g/t gold.
** True thickness not determined; these values are core length.
*** Drill-hole results previously reported by former owners. Some were previously reported with different grades and thicknesses.

 A local geology map is presented in Figure 1 below.

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Figure 1:

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Odyssey North Zone
Three main mineralized areas have been outlined in the Odyssey North zone.  The estimated true thickness of the mineralized bodies varies from 5.0 to 35.0 metres, with local wider intercepts.  Grades generally ranging from 1.5 to 3.0 g/t gold.  Additional drilling is currently underway to better define areas where mineralization appears to be more consistent and displays better continuity.

Intercepts in the western, shallower part of the zone include hole ODY14-2482 that intersected 9.61 g/t gold over 4.7 metres at 996 metres depth.  Approximately 200 metres to the west, hole ODY14-2483 that intersected 2.37 g/t gold over 33.0 metres at 988 metres depth.  Other intercepts in this region were in holes ODY14-2480, ODY15-5024 and ODY16-5040A.

The central part of the zone is somewhat deeper.  Intercepts in this area include hole extension ODY14-2492Ext that intersected 5.04 g/t gold over 18.3 metres at 988 metres depth, including 9.73 g/t gold over 6.5 metres.  Approximately 200 metres below this, hole extension ODY14-2493Ext intersected 3.81 g/t gold over 13.4 metres at 1,151 metres depth.

Intercepts in the deepest, eastern part of the zone include hole ODY16-5039 that intersected 2.63 g/t gold over 33.5 metres at 1,171 metres depth, including 4.63 g/t gold over 10.0 metres.  Approximately 100 metres west of this, hole ODY16-5054 intersected 1.54 g/t gold over 33.2 metres at 1,234 metres depth.  Other intercepts in this region are in holes ODY14-2494Ext and ODY15-5004.

Odyssey South Zone
The Odyssey South zone is located at the southern contact of the upper portion of Porphyry 12, at depths varying from 200 to 550 metres.  It ranges from 5.0 to 15.0 metres thick with grades from 1.5 to 5.0 g/t gold.  It remains open to the east along the south contact near the apex of the porphyry.

The Odyssey South zone extends eastward as shown by hole ODY14-2491BExt which intersected 5.44 g/t gold over 14.6 metres at a depth of 471.0 metres.  Approximately 300 metres east of this hole, ODY15-5008 returned 3.36 g/t gold over an estimated thickness of 15.8 metres at 340.0 metres depth.

Second half 2016 Plans at Odyssey

Drilling will continue at the Odyssey deposit in the second half of 2016, with nine core rigs currently on site and a total of approximately 41,500 metres planned.  An initial Inferred Mineral Resource estimate for the Odyssey North zone is expected as of year-end 2016.

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SECOND QUARTER 2016 CONFERENCE CALL INFORMATION

The Company will host a conference call and webcast to discuss second quarter 2016 results on July 29, 2016 at 9:00 a.m. ET.

Toll Free (North America):       1-866-223-7781
Toronto Local and International:        416-340-2218
Webcast:             www.yamana.com

Conference Call Replay:

Toll Free (North America):      1-800-408-3053
Toronto Local and International:   905-694-9451
Passcode:             1170048

The conference call replay will be available from 12:00 p.m. ET on July 29, 2016 until 11:59 p.m. ET on August 12, 2016.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

Qualified Person

William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information related to the Odyssey deposit contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101.  He has also reviewed and verified that the technical information related to the Odyssey deposit contained in this news release is accurate.

ABOUT YAMANA

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company's strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share, Adjusted Operating Cash Flows, Net debt and Net free cash flow, to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS.  The term IFRS and generally accepted accounting principles ("GAAP") are used interchangeably throughout this press release.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes in to the measures are dully noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

For definitions and descriptions, refer to Section 14 of the Company's Annual Management Discussion and Analysis for the year ended December 31, 2015.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site.  Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes.  Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

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ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures "Adjusted Earnings or Loss" and "Adjusted Earnings or Loss per share" to supplement information in its Consolidated Annual Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains)/losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms "Adjusted Earnings or Loss" and "Adjusted Earnings or Loss per share" do not have a standardized meaning prescribed by IFRS, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies.   Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company's profitability from operations as evaluated by internal management and the board of directors.  The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

Reconciliations of Adjusted Earnings to Net Earnings are provided in Section 5.1: Overview of Financial Results of the MD&A for the three months ended June 30, 2016.

ADJUSTED OPERATING CASH FLOWS

For definitions and descriptions, refer to Section 14 of the Company's Annual Management Discussion and Analysis for the year ended December 31, 2015.

Reconciliations of Adjusted Operating Cash Flows are provided in Section 5.1: Overview of Financial Results of the MD&A for the three months ended June 30, 2016.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance.  The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow" to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance.  The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Other companies may define and calculate Net Free Cash Flow differently.  Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for Advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.  Reconciliations of Net Free Cash Flow are provided in Section 3, Outlook and Strategy of the MD&A for the three months ended June 30, 2016.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense.
•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

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•
Depletion, depreciation and amortization ("DDA") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper sold to supplement the Company's disclosure with respect to the performance of each of the operation mines.

•
Realized price —  is calculated based on total gross revenue divided by the total ounces sold which excludes from sales, as applicable: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to metal purchase arrangements; treatment and refining charges; and export duties.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies.  The Company's management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management's view, provide useful information of the Company's cash flows from operating activities and are considered to be meaningful in evaluating the Company's past financial performance or the future prospects.

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